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                                AAA MINERALS INC.
                                 3841 Amador Way
                                  Reno, Nevada
                        Telephone and fax: (775) 827-2324

   August 3, 2005

   U.S. Securities & Exchange Commission
   Division of Corporate Finance
   450 Fifth Street, N.W.
   Washington, D.C. 20549
   Mail Stop 0511

   Attention:  Craig Slivka

   Dear Sirs:

   Re:   AAA Minerals Inc. - Registration Statement on Form SB-2
         File No. 333-119848

   Further to your letter dated July 28, 2005 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

   General

1. We note that Jesse Wall and Carla Bird met George Nicholson at a resource investment conference in Vancouver, British Columbia in the spring of 2004. Please clarify how they met Dr. Earl Abbott and came to sell their mineral interests to AAA Minerals, Inc. Please disclose whether Mr. Nicholson or Mr. Greg Yanke is a promoter as defined under Rule 405 of the Securities Act. If you do not believe they are promoters, please provide a supplemental explanation of this belief.

         Dr. Abbott met Ms. Wall and Ms. Bird at the same resource investment conference in Vancouver, British Columbia in the spring of 2004.

         Neither Mr. Nicholson nor Mr. Yanke is a promoter as defined under Rule 405 of the Securities Act. Neither of them was involved in founding or organizing our business and neither owns any interest in our securities.

2. Please disclose of any agreements or understandings between Ms. Bird and Ms. Wall and any other parties with respect to acquiring the property and contributing such properties to the issuer.

         There are no agreements or understandings between Ms. Bird, Ms. Wall and any other parties with respect to acquiring the BA claims and contributing the property to us.

3. Please disclose any arrangements, agreements or understandings with respect to the sale of these securities.

         There are no arrangements, agreements or understandings with respect to the sale of these securities.

   Yours truly,

   /s/ Earl Abbott

   Dr. Earl Abbott, President
   AAA MINERALS INC.